FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-34884

Global Education & Technology Group Limited

9F Tower D, Beijing New Logo

A18 Zhongguancun South Street, Haidian District

Beijing 100081

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

Global Education & Technology Group Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated August 25, 2011	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Education & Technology Group Limited

By:	/s/ Yongqi Zhang
Name:	Yongqi Zhang
Title:	Chief Executive Officer

Date: August 25, 2011

Exhibit 99.1

Global Education Announces Resignation of CFO Hannah Lee and Appointment of

COO Xu Zhang

BEIJING, August 25, 2011 (GLOBE NEWSWIRE) — Global Education & Technology Group Limited (NASDAQ: GEDU) (“Global Education” or the “Company”), the largest test preparation provider for the International English Language Testing System (“IELTS”) and a leading provider of educational courses and related services in China, today announced that Hannah Lee, its Vice President and Chief Financial Officer, is resigning from her positions at the Company for personal reasons, effective September 15, 2011.

Ms. Lee joined Global Education in November 2009 and made important contributions to the Company’s growth and development, including guiding the Company through its successful initial public offering in October 2010, and enhancing the Company’s financial systems and internal controls.

The Company is in the process of engaging a professional search firm to assist in appointing a successor. Ms. Lee will also assist in the search to facilitate a smooth transition.

“Hannah has made significant contributions to the Company’s IPO process, financial management and investor relations. We are grateful for her service to the Company and wish her well in her new endeavors,” said David Yongqi Zhang, Founder and CEO of Global Education. “We have initiated the process of hiring a new Chief Financial Officer, and will take the time necessary to ensure that we find a strong candidate to build on Hannah’s accomplishments.”

“It has been a great experience working with Global Education and its management. I wish the team well.” commented Ms. Lee.

The Company further announced the appointment of Ms. Xu Zhang as the Chief Operating Officer, effective August 17, 2011. In her role, Ms. Zhang will be responsible for the strategic and operational leadership of Global Education, overseeing corporate operations and human resources.

Ms. Zhang has rich experience in human resources, business management training and consulting. From June 2007 to August 2011, Ms. Zhang served as the HR Executive Director of Lenovo (Beijing) Limited. Previous to this, she worked for Nortel Networks (China) Limited from October 2005 to June 2007 providing HR consultation and solutions. Ms. Zhang received her master’s degree in business administration and strategic management from the University of Western Sydney in 2002, a master’s degree in applied linguistics from South China University of Technology in 1991, and a bachelor’s degree in English from Sichuan Normal University in 1989.

“I am delighted to announce the appointment of Ms. Zhang as our COO. She brings with her a unique blend of business management training, consulting and human resources experience. We look forward to her strategic and operational contributions to the Company.” said David Yongqi Zhang.

About Global Education

Global Education & Technology Group Ltd. (NASDAQ: GEDU) is the largest test preparation provider for IELTS and a leading provider of educational courses and related services in China. Under its “Global” brand, the Company also offers diversified services that span a student’s educational life cycle, including after-school courses, overseas study consulting, and professional certification test preparation. As of March 31, 2011, the Company’s network comprised 95 directly operated and 284 franchised learning centers across China, as well as an online course delivery platform with more than one million registered members. For more information, please visit www.gedu.org.

Contact Information

Global Education & Technology Group Ltd.

Fay Zhang, VP

Phone: +86 10 6212 5800

E-mail: ir@gedu.org

ICR Inc.

Rob Koepp

Phone: +86-10-6583-7516 or +1-646-328-2520

E-mail: robert.koepp@icrinc.com